Exhibit 99.1

Rogers Communications appoints Tony Staffieri as President and Chief Executive Officer

TORONTO, January 10, 2022 — Rogers Communications announced today that Tony Staffieri has been appointed President and CEO of the company effective immediately. The appointment follows a search by the Rogers Board of Directors that commenced on November 16, 2021 when Mr. Staffieri was appointed interim CEO. Mr. Staffieri has also been appointed to the Board of Directors.

“The appointment of Tony as President and CEO puts Rogers in a strong position as we prepare for the closing and integration of the Shaw transaction in the first half of 2022,” said Edward Rogers, Chairman of the Board. “This is a pivotal point in the company’s history and the Board has full confidence in Tony’s ability to lead Rogers as we move forward.”

“It is a tremendous honour to be appointed President and CEO and I am very excited for the opportunities that lie ahead for Rogers with our exceptional set of assets and strong team,” said Tony Staffieri, President and CEO, Rogers Communications. “I remain focused on driving shareholder value with improved execution and completing the Shaw transaction to create one strong organization focused on delivering exceptional customer service and the best networks in Canada.”

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians every day. Our founder, Ted Rogers, purchased his first radio station, CHFI™, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Caution Regarding Forward Looking Statements

This news release includes forward-looking statements within the meaning of applicable securities laws, including statements about expected results and the potential outcome of the proposed transaction with Shaw Communications Inc. By their nature, forward-looking statements require Rogers to make assumptions and predictions and are subject to inherent risks and uncertainties and other factors (many of which are beyond our control) which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Except as required by law, Rogers disclaims any intention or obligation to update or revise forward-looking statements.

Media contact

media@rci.rogers.com

1-844-226-1338

Investment community contact

Paul Carpino

647.435.6470

paul.carpino@rci.rogers.com